Exhibit 99.3

CAPITALIZATION AND INDEBTEDNESS OF TOTALENERGIES

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE (collectively, “TotalEnergies”) as of March 31, 2024, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At March 31, 2024

(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	7,130
Current financial debt	10,843
Current portion of financial instruments for interest rate swaps liabilities	292
Other current financial instruments — liabilities	189
Financial liabilities directly associated with assets held for sale	(2)
Total current financial debt	18,452
Non-current financial debt	38,053
Non-controlling interests	2,734
Shareholders’ equity
Common shares	7,548
Paid-in surplus and retained earnings	129,937
Currency translation adjustment	(14,167)
Treasury shares	(4,909)
Total shareholders’ equity — TotalEnergies share	118,409
Total capitalization and non-current indebtedness	159,196

As of March 31, 2024, TotalEnergies SE had an issued share capital of 2,386,846,474 ordinary shares with a par value of €2.50 per share, of which 65,716,125 were treasury shares. For more information on the delegations of authority and powers granted to the Board of Directors with respect to share capital increases and authorization for share cancellation, see Exhibit 15.1 (section 4.4.2, chapter 4) to the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on March 29, 2024.

As of March 31, 2024, approximately $8,254 million of TotalEnergies’ non-current financial debt was secured and $29,799 million was unsecured, and all of TotalEnergies’ current financial debt of $18,452 million was unsecured. As of March 31, 2024, TotalEnergies had no outstanding guarantees from third parties relating to its consolidated indebtedness. Since March 31, 2024, TotalEnergies SE closed a US public offering of US$1.25 billion of 5.150% guaranteed notes due 2034, US$1.75 billion of 5.488% guaranteed notes due 2054 and US$1.25 billion of 5.638% guaranteed notes due 2064, in each case to be issued by TotalEnergies Capital and guaranteed by TotalEnergies SE.

For more information about TotalEnergies’ off-balance sheet commitments and contingencies, see Note 13.1 of the Notes to TotalEnergies’ audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on March 29, 2024.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TotalEnergies since March 31, 2024.